Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-261833

April 23, 2024

Canada

U.S.$3,000,000,000 4.625% United States Dollar Bonds due 2029

Final Term Sheet

Issuer:	Canada

Title:	4.625% United States Dollar Bonds due April 30, 2029

Expected Ratings*:	Aaa/AAA (Moody’s/S&P)

Format:	SEC Registered

Size:	U.S.$3,000,000,000

Trade Date:	April 23, 2024

Settlement Date:	April 30, 2024 (T+5)

Maturity Date:	April 30, 2029

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by Canada of Additional Amounts on the bonds, as more fully described in the Prospectus Supplement.

Interest Payment Dates:	April 30 and October 30

First Interest Payment Date:	October 30, 2024

Benchmark Treasury:	UST 4.125% due March 31, 2029

Benchmark Treasury Price and Yield:	97-27, 4.618%

Spread to Benchmark Treasury:	+10 bps

Yield to Maturity:	4.718%

Coupon:	4.625%

Price:	99.590%

Day Count:	30/360

Specified Currency:	United States Dollar (“U.S.$” or “$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Luxembourg Euro MTF Market

Status:	The bonds will constitute direct unconditional obligations of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	The laws of Ontario and the laws of Canada applicable therein.

Business Days:	New York, London, Toronto

Representatives:	BMO Capital Markets Corp. BNP Paribas BofA Securities, Inc. National Bank of Canada Financial Inc. TD Securities (USA) LLC

Co-managers:

Barclays Bank PLC

Casgrain & Company Limited
CIBC World Markets Corp.

Citigroup Global Markets Limited
Desjardins Securities Inc.

Goldman Sachs International

HSBC Bank plc
J.P. Morgan Securities plc

Laurentian Bank Securities Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Billing and Delivering:	BMO Capital Markets Corp.

CUSIP:	43358B AA1

ISIN:	US43358BAA17

Reference Document:	Prospectus Supplement, subject to completion, dated April 23, 2024; Prospectus dated January 21, 2022. https://www.sec.gov/Archives/edgar/data/230098/000119312524106200/d821234d424b2.htm

Legends:

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted.

MiFID Target Market: The manufacturer target market (MiFID product governance) is eligible and professional counterparties only (all distribution channels).

UK MiFIR Target Market: The manufacturer target market (MiFIR product governance) is eligible and professional counterparties only (all distribution channels).

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”) in connection with the issue or sale of any bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of the bonds in any Member State of the European Economic Area will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to produce or publish a prospectus. Accordingly, any person making or intending to make any offer within a Member State of the bonds may only do so in circumstances in which no obligation arises for Canada or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation in relation to such offer. Neither Canada nor the underwriters have authorized, nor do they authorize, the making of any offer of the bonds to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither this document nor the prospectus supplement nor the base prospectus has been approved as a prospectus by a competent authority in any Member State and accordingly none is a prospectus for the purposes of the Prospectus Regulation.

If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in any Member State, this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors as defined in the Prospectus Regulation, as applicable and must not be acted upon by other persons in that relevant Member State.

Neither Canada nor any underwriter has authorized, nor do they authorize, the making of any offer of the bonds through any financial intermediary, other than offers made by the relevant underwriter which constitute the final placement of the bonds contemplated in the prospectus supplement.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by Canada.

Canada has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Canada has filed with the SEC for more complete information about Canada and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Canada, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. at 1-866-864-7760, BNP Paribas at +44 207 595 8222, BofA Securities, Inc. at 1-800-294-1322, National Bank of Canada Financial Inc. at 1-212-632-8868 and TD Securities (USA) LLC at 1-855-495-9846.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.